Gregory P. Hanson, CMA
Vice President and
Chief Financial Officer
SENT VIA EDGAR AND FACSIMILE NUMBER
(202) 772-9217
May 2, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. - Mail Stop 6010
Washington, D.C. 20549
Attn: Tabatha Atkins

Re:	Avanir Pharmaceuticals (File No. 001-15803) Form 10-K for the Fiscal Year Ended September 30, 2005 Staff Comment Letter Dated April 19, 2006
Dear Ms. Atkins:
     We are writing with regard to the above-referenced comment letter from the Staff of the Securities and Exchange Commission (the “Letter”). We have reviewed the comments contained in the Letter and have discussed the comments with our independent registered public accountants. However, before we finalize our response to the Letter, we wish to discuss the comments and our responses with the Audit Committee of the Board of Directors at the next regularly scheduled meeting, which will be held on May 3, 2006. Accordingly, in order to provide us with adequate time to incorporate any comments from the Audit Committee, we wish to inform you that we intend to submit our response to the Letter no later than May 10, 2006.
     If you have any questions or concerns regarding the timing of our response to the Letter, please call me at (858) 622-5201. Thank you for your assistance.

Sincerely,
/s/ Gregory P. Hanson

Gregory P. Hanson, CMA Vice President and Chief Financial Officer

cc:	Stephen G. Austin, CPA, Audit Committee Chairman